

METCARE™

August 23, 2002

Mr. René Garcia
Florida Atlantic Stock Transfer, Inc.
7130 Nob Hill Road
Tamarac, FL 33321

Re: Issuance of Shares to Ralph Alexander Consulting Services

Dear René:

Please issue 74,436 shares of Metropolitan Health Networks, Inc. common stock to:

Ralph Alexander Consulting Services
PO Box 910
Hudson, OH   44236
Tax ID on file

This stock is being issued pursuant to section 2.2 of a Consulting Agreement dated May 1, 2002 in payment of invoices for the months of May-July 2002 totaling $27,965.62. I have attached a copy of the Consulting Agreement and a schedule of the amounts owed.

These shares have not been registered with the SEC and as such are restricted securities and should be issued with the appropriate 144 legend.

If you have any questions, please contact me immediately.

Sincerely,

David S. Gartner
Secretary and CFO

Metropolitan Health Networks, Inc. • 500 Australian Avenue South • Suite 1000 • West Palm Beach, Florida 33401
Tel:561-805-8500 • Fax:561-805-8501 • www.metcare.com
" A leader in Healthcare Management & Technology, Services, Solutions & e-Commerce"
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